UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15D
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53420
Sillenger Exploration Corp.
(Exact name of registrant as specified in its charter)

1560 Bayview Ave., Suite 305, Toronto, Ontario  Canada M4G 3B8  Tel: 905-234-5424
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares ($0.001 par value per share)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	⁭
Rule 12h-3(b)(1)(i)	⁭
Rule 12h-3(b)(1)(ii)	⁭
Rule 15d-6	⁭
Approximate number of holders of record as of the certification or notice date: 217

Pursuant to the requirements of the Securities Exchange Act of 1934, Sillenger Exploration Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2013	By: Name:	/s/ John Gillespie John Gillespie
	Title:	Chairman and Chief Executive Officer